Exhibit 21.1

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction of Formation
TRTL III First Merger Sub Inc.	Delaware
OEE Merger Sub Inc.	Delaware

*	All subsidiaries are wholly owned, directly or indirectly, by the Registrant.